

24001843

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-66841

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 7/1/23   AND ENDING 6/30/24

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ni Advisors

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1138 Cadillac Court

(No. and Street)

Milpitas	CA	95035
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sui-Hock Goy	510-306-7777	goy@niadvidsorsinc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C. - Certified Public Accountants and Advisors

(Name – if individual, state last, first, and middle name)

80 Washington Street, Bldg S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

2/24/09	3373
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sui-Hock Goy _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ni Advisors _____, as of _____ June 30 _____, 2 024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: S-HC   SEP 0 6 2024

Title:
President

~~Venkat Raju~~

Notary Public
Venkat Raju GANDIKOTA, NOTARY PUBLIC

NOTARY CERTIFICATE ATTACHED

This filing contains (check all applicable boxes):

☑ (a) Statement of financial condition.

☐ (b) Notes to consolidated statement of financial condition.

☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☑ (d) Statement of cash flows.

☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☑ (g) Notes to consolidated financial statements.

☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CALIFORNIA
JURAT CERTIFICATE

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of __SANTA CLARA__

Subscribed and sworn to (or affirmed) before me on this _____ 6th ~~SEC~~ day of ___September___,

20 __24__ , by ___SUI HOCK GOY___

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

WITNESS MY HAND AND OFFICIAL SEAL.

G. Venratlajy

Signature of Notary Public

VENKAT RAJU GANDIKOTA
COMM. #2401722
Notary Public - California
Santa Clara County
My Comm. Expires Apr. 22, 2026

NR01   NR01

(Notary Seal)

◆━━━━━━━━━━━━━━━━━━━━━━━━━━━━━━━━◆

ADDITIONAL OPTIONAL INFORMATION



DESCRIPTION OF THE ATTACHED DOCUMENT

US SEC Annual Reports
(Title or description of attached document)

facing page
(Title or description of attached document continued)

No. of Pages (including Notary Cert Page) (2)

Document Date ___SEP 0 6 2024___

CAPACITY CLAIMED BY THE SIGNER(s)
- ☒ Individual (s)
- ☒ Corporate Officer _President_
  (Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other _____
- ☒ Signer's Name(s) _SUI HOCK GOY_

CALAVERAS NOTARY
Your Neighborhood Notary

2024 (v.2.06.21) - Calaveras Notary Services (https://calaverasnotary.com), Phone: (669) 223-1854 , notary@calaverasnotary.com

NI ADVISORS

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JUNE 30, 2024

NI ADVISORS

TABLE OF CONTENTS



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Board of Directors
NI Advisors
Milpitas, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of NI Advisors, as of June 30, 2024, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of NI Advisors as of June 30, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to NI Advisors in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 14 through 16 has been subjected to audit procedures performed in conjunction with the audit of NI Advisors' financial statements. The supplemental information is the responsibility of NI Advisors management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with *C.F.R. §240.17a-5*. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P. C

LMHS, P.C.
We have served as NI Advisors' auditor since 2024.
Norwell, Massachusetts

September 20, 2024



NI ADVISORS
Statement of Financial Condition
June 30, 2024

Assets

Cash	$	282,195
Clearing deposit		107,443
Non-marketable investment		108,108
Commissions and accounts receivable		113,368
Taxes receivable		106,643
Equity investments		10,851
Property and equipment, net		1,417
Deposits & prepaid expenses		42,034
Total assets	$	772,059

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expense	$223,244
Legal reserve	135,000
Total liabilities	358,244

Commitments and contingencies

Stockholder's equity

Common stock, 10,000 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	116,700
Retained earnings	297,015
Total stockholder's equity	413,815
Total liabilities and stockholder's equity	$ 772,059

The accompanying notes are integral part of these financial statements

NI ADVISORS
Statement of Operations
For the Year Ended June 30, 2024

Revenues

Private placement and registered offering revenue	$	2,028,974
Commission fees		692,066
Variable annuity revenue		651,892
Life insurance revenue		445,831
12b-1 fees		313,561
Gain on investments sold		116,207
Mutual fund revenue		99,365
Advisory and due diligence revenue		76,650
Interest and dividend income		61,374
Other income		8,962
Total revenues		4,494,882

Expenses

Compensation and benefits	3,328,775
Professional fees	433,998
Regulatory costs	89,344
Travel and entertainment	67,071
Clearing fees	62,411
Insurance	49,442
Rent	32,356
Communications	18,916
Other operating expenses	529,721
Total expenses	4,612,034

Net loss before income tax provision		(117,152)
Income tax provision		-
Net loss	$	(117,152)

The accompanying notes are an integral part of these financial statements

NI ADVISORS
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2024

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at June 30, 2023	$ 100	$ 116,700	$ 414,167	$ 530,867
Net loss	-	-	(117,152)	(117,152)
Balance at June 30, 2024	$ 100	$ 116,700	$ 297,015	$ 413,815

The accompanying notes are an integral part of these financial statements.

Cash flow from operating activities:

Net loss	$	(117,152)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		1,000
Loss on conversion of note receivable to equity		89,149
(Increase) decrease in :		
Commissions and accounts receivable		(29,088)
Deposits & prepaid expenses		(9,667)
Clearing deposit		627
Legal reserve		(65,000)
Accounts payable and accrued expense		(199,903)
Net cash used in operating activities		(330,034)
Net increase (decrease) in cash		(330,034)
Cash at June 30, 2023		612,229
Cash at June 30, 2024		282.195

Supplemental disclosure of cash flow information:

Cash paid during the year for:		
Interest	$	1,023

Non-cash transactions:

Decrease in note receivable upon conversion	100,000
Purchase of equity shares upon conversion	(100,000)

The accompanying notes are an integral part of these financial statements

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

NI ADVISORS (the "Company") was incorporated in the State of California as a C Corporation on January 1, 2005. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"), and is registered with the Municipal Securities Rulemaking Board ("MSRB").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including the retailing of private placements, mutual funds, and insurance.

Under its membership agreement with FINRA, the Company operates under Rule 15c3-3(k)(2)(ii), which provides "All customers transactions are cleared through another broker-dealer on a fully disclosed basis", as well as the Company is exempt from the provision of Rule 15c3-3 as supported by footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities.

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update "(ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning

after December 15, 2017, with early adoption permitted but not earlier than the original effective date. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted ASC 606 beginning July 1, 2019.

The Company's primary revenue sources derive from private placement revenue earned on a percentage of third-party investments, earned on the trade date. Commission fees are related to clearing expenses and are recorded on the trade date. Insurance fees are recorded as a percentage of the trades sold and are recorded on the trade date. 12b-1 fees and variable annuity revenue is recorded over their respective contractual periods. Interest is recognized on an accrual basis. Dividend income is recognized over a period of time. Advisory and due diligence income, mainly consist of services income, which is recognized at a point in time.

Leases

In February 2016, the FASB issued ASU No. 2016-02, "Leases (ASC 842). The standard requires lessees to recognize almost all leases on the balance sheet as a Right-of-Use ("ROU") asset and a lease liability and requires leases to be classified as either an operating or a finance type lease. The standard excludes leases of intangible assets or inventory. The standard became effective for the Company beginning December 1, 2018. The Company adopted ASC 842 using the modified retrospective approach, by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after July 1, 2019 are presented under ASC 842, while prior period amounts have not been adjusted and continue to be reported in accordance with our historical accounting under ASC 840. The Company elected the package of practical expedients permitted under the standard, which also allowed the Company to carry forward historical lease classifications.

The Company also elected the practical expedient related to treating lease and non-lease components as a single lease component for all equipment leases as well as electing a policy exclusion permitting leases with an original lease term of less than one year to be excluded from the ROU assets and lease liabilities. Under ASC 842, the Company determines if an arrangement is a lease at inception. Right-of-Use assets and liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of the Company's leases do not provide an implicit rate, the Company estimated the incremental borrowing rate in determining the present value of lease payments. The ROU asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received. The Company lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. Management adopted as of July 1, 2021 and determined that the adoption of ASC 842 Lease Accounting has had no impact on the Company as the Company does not have any lease with a term greater than twelve months.

Property and Equipment

Property and equipment are carried at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized.

When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Depreciation is calculated using the straight-line method over the following estimated useful lives:

Furniture and fixtures	5-7 years
Computer equipment	3 years

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents. The Company has no cash equivalents as of June 30, 2024.

Deposit with Clearing Organization

Deposit with the clearing organization typically represent cash deposited with central clearing agencies for the purposes of supporting clearing and settlement activities. As of June 30, 2024, the balance was $107,443.

Investments in Partnerships

ASC 320 Investment - Debt and Equity Securities, the Company uses the cost method of accounting for these investments, the stock purchased is recorded on a balance sheet at the historical purchase price, and is not modified unless shares are sold, or additional shares are purchased. Any dividends received are recorded as income and can be taxed as such.

Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities or active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

As of June 30, 2024 the Company had one Level 1 investment with a market value of $10,851.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash, clearing deposit, commission and accounts receivable, tax receivable, accounts payable and accrued expenses.

Commissions and Accounts Receivable

Effective July 1, 2020, The Company adopted the provision of Accounting Standards Update 2016-13, *Financial Instruments – Credit Losses (Topic 326)*, which provides revised guidance on evaluating accounts and notes receivable and other financial instruments for impairment. The Company records accounts receivable when products or services are delivered, and it is probable that payment will be received for those products or services. No interest or penalties are recorded on accounts receivable that are past due under the terms of the related arrangement or invoice until those amounts are received. Topic 326 requires companies to evaluate their financial instruments for impairment by recording an allowance for doubtful accounts and/or bad debt expense based on certain categories of instruments rather than a specific identification approach.

The Company adopted the provisions of this standard using a method to estimate the allowance for doubtful accounts that considered both the aging of our accounts receivable and the projected loss rate of the receivables. Accounts receivable and the related allowance for doubtful accounts are written off when it becomes remote that payment for services will be received.

The Company considers commissions receivable to be fully collectible, and accordingly, no allowance for credit losses is provided for.

Income Taxes

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Subsequent events

The Company has adopted authoritative standards of accounting for and the disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. These standards require the Company to recognize in the financial statements the effects of all recognized subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such estimate cannot be made. In addition, the Company is required to disclose the date through which subsequent events have been evaluated. The Company has evaluated subsequent events through the issuance of their financial statements (See Note 15).

NOTE 2: RECENTLY ISSUED ACCOUNTING STANDARDS

On June 16, 2016, the FASB issued Accounting Standards Update No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced an expected credit loss model for the impairment of financial assets measured at amortized cost basis. That model replaces the probable, incurred loss model for those assets. Through the amendments in that Update, the Board added Topic 326, Financial Instruments-Credit Losses, and made several consequential amendments to the Codification. This guidance will be effective for entities for the fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. The Company adopted the new standard effective July 1, 2022. The adoption of this guidance did not have a material impact on the financial statements.

NOTE 3: COMMISSIONS AND ACCOUNTS RECEIVABLE

As of June 30, 2024, the Company had accounts receivable of $44,092, and commission receivables of $69,276. The Company deems the receivables to be collectable and no allowance was recorded.

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Computer Equipment	$ 5,734	3
Furniture	5,145	7
	10,879	
Less: accumulated depreciation	(9,462)	
Property and equipment, net	$ 1,417	

There was $1,000 of depreciation expense for the year ended June 30, 2024.

NOTE 5: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. At June 30, 2024, the Company was not a party to any such contract or agreement that would obligate it as a guarantor.

NOTE 6: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

The Company does not have bank accounts greater than the Federal Deposit Insurance Corporation ("FDIC") as of June 30, 2024.

10

NOTE 7: REVENUE

The Company receives commissions on the sale of securities. Securities include variable annuity revenue, property and casualty insurance revenue, advisory fee revenue, municipal plan revenue, 12b-1 fee revenue life insurance revenue, private placement revenue, registered offerings from selling groups, mutual fund concession revenue, trading commissions, commission income and advisory and due diligence revenue. Additionally, the Company receives revenue in the form of interest payments, and dividends.

Revenue for the year ended June 30, 2024 consisted of:

Private placement and registered offering revenue	$	2,028,974
Commission fees		692,066
Variable annuity revenue		651,892
Life insurance revenue		445,831
12b-1 fees		313,561
Mutual fund revenue		99,365
Advisory fee revenue		76,650
Total revenues	$	4,308,339

NOTE 8: DEPOSITS AND PREPAID EXPENSE

The Company had prepaid expenses of $42,034, mainly for liability insurance paid through March 2025, being expensed each month, $2,770 of security deposit, as of June 30, 2024 as the Company rent agreement is on a month-to-month basis and $8,740 of legal retainer fees.

NOTE 9: NON-MARKETABLE INVESTMENT

At June 30, 2024 the Company held an investment in a non-marketable security valued at $108,108. Fair value of the investment was obtained from the management company that oversees the investment based upon the firm's ownership of shares in the security.

NOTE 10: ACCOUNTS PAYABLE AND ACCRUED EXPENSE

Accounts payable and accrued expense as of June 30, 2024, consist of:

Accounts payable	$	193,199
Accrued commission payable		30,045
Legal reserve		135,000
	$	358,244

NOTE 11: RELATED PARTY TRANSACTIONS

During the year ended June 30, 2024, the Company had related party transactions with Goy Sui-Hock, President, mainly expenses paid on behalf of the company. There were no related party payable balances as of June 30, 2024.

NOTE 12: NOTE RECEIVABLE

During 2022 the Company entered into a convertible note receivable with a third party for $100,000. The note was converted to shares of equity stock on March 5, 2024 and is reflected on the balance sheet at current market value at June 30, 2024.

NOTE 13: INCOME TAXES

As of June 30, 2024, the Company's provision for income taxes was as follows:

Federal Provision		2024
Current income tax expense (benefit)	$	-
Deferred tax expense (benefit)		(24,601)
		(24,601)
Change in deferred valuation allowance		24,601
State Provision		-
Total provision for income taxes	$	-

A reconciliation of income tax to the effective tax for the year ended June 30, 2024:

		2024
Expected tax expense (recovery) at top corporate rate of 21% in 2024	$	(24,601)
Expected state tax expense		-
Reconciling items		
Change in valuation allowance		24,601
Income tax provision	$	-

The components of deferred tax asset and liability at June 30, 2024, were as follows:

Deferred tax assets – non-current		27,886
Net operating loss carry forward	$	34,394
Contribution carryforward		-
Less: valuation allowance		(62,280)
Deferred tax assets, net	$	-

Deferred income taxes reflect the impact of temporary differences between the recognition of revenues and expenses on the Company's tax return and the financial statements. The primary sources of differences are the utilization of the cash basis method of accounting for tax purposes, net operating losses, and depreciation methods and lives. The net operating loss carry forward at June 30, 2024, is $163,781 and begins expiring in 2042.

The Company has tax overpayments of $106,643 available for future federal income taxes.

In assessing the likelihood of realizing the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction.

For federal purposes, the statute of limitations is three years. The statute of limitations for state purposes is generally three years but may exceed the limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of June 30, 2024, the IRS has not proposed any adjustment to the Company's tax position.

NOTE 14: OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause, this clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, this clause provides broad protection to the Company for any and all losses associated with customer arbitrations stemming from relationships, recommendations and/or advice made by the registered representative to the customers suing the Company.

At the June 30, 2024, several investors have filed lawsuits against the Company regarding the sale of an investment that subsequently went into bankruptcy. The Company has set aside a reserve of $135,000 at June 30, 2024 and recorded in legal reserve liability.

NOTE 15: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date through September 20, 2024, for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

13

SUPPLEMENTAL INFORMATION

NI ADVISORS
Schedule I - Computation of Net Capital Requirements - Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the year ended June 30, 2024

Computation of net capital

Total stockholder's equity		$	413,815
Less: Non-allowable assets			
Non marketable investments	(108,108)		
Property and equipment, net	(1,417)		
Taxes receivable	(106,643)		
Deposits & prepaid expenses	(42,034)		
Commission receivable, non-allowable portion	(14,047)		
Total non-allowable assets			(272,249)
Net Capital before haircuts			141,566
Less: Haircuts on securities			(4,569)
Net Capital		$	136,997

Computation of net capital requirements			
Minimum net capital requirement			
6 2/3 percent of net aggregate indebtedness	$	23,883	
Minimum dollar net capital required	$	5,000	
Net capital required (greater of above)			23,883
Excess net capital		$	113,114
Aggregate indebtedness			$358,244
Ratio of aggregate indebtedness to net capital			2.61

There were no differences between net capital computation shown here and the net capital computation shown on the Company's amended unaudited Form X-17A-5 report dated June 30, 2024.

See report of independent registered public accounting firm

SUPPLEMENTAL INFORMATION
NI ADVISORS
As of and for the Year Ended June 30, 2024

Statement Related to Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2024, the Company had net capital of $136,997 which was $113,114 in excess of its required net capital of $23,883 and the Company's ratio of aggregate indebtedness ($358,244) to net capital was 2.6 to 1.

SUPPLEMENTAL INFORMATION

NI ADVISORS

Schedule II and III – Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3

As of June 30, 2024

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

The Company is also filing this exemption report because the Company's other business activities contemplated by the provision of Rule 15c3-3 as supported by footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

See report of independent registered public accounting firm



LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
NI Advisors
Milpitas, California

We have reviewed management's statements, included in the accompanying exemption report in which (1) NI Advisors, identified the following provisions of 17 C.F.R. §15c3-3(k) under which NI Advisors claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) NI Advisors identified that the non-covered NI Advisors' activities or other eligible activities are not required to comply with the requirements of SEC Rule 15c3-3 by reason of the SEC's guidance set forth in footnote 74 to SEC Release No. 34-70073 (July 30, 2013). The FAQs, as described herein, are essentially an implementation of the footnote 74 requirements. NI Advisors stated that NI Advisors met the identified exemption provision throughout the most recent fiscal year of 2024, without exception. NI Advisors' management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about NI Advisors' compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) Footnote 74 of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS P. C

LMHS, P.C.
We have served as NI Advisors' auditor since 2024.
Norwell, Massachusetts

September 20, 2024

Members of



Ni Advisors

1138 Cadillac Court, Milpitas, CA 95035. Tel: 510.306.7777   Fax: 510.339.9988 Email: goy@niadvisorsinc.com

September 20, 2024

LMHS, P.C.
80 Washington Street, Bldg S
Norwell, MA 02061

Exemption Report

Ni Advisors (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240. l 7a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240. l 5c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240. l 5c3-3 throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240. l 7a-5 are limited to: participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of R:ile l 5c2-4; and The Company (I) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the fiscal year ending June 30, 2024 without exception.

The statement above was made to the best knowledge and belief of the undersigned.

_L-H- G_

Suihock Goy, President